APPENDIX A

Fund	Fee Rate	Effective Date
Cambria Global Value ETF	0.59%	March 3, 2014
Cambria Emerging Shareholder Yield ETF	0.59%	July 14, 2016
Cambria Foreign Value and Momentum ETF	0.59%	March 8, 2016